UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 3, 2015

ENTROPIC COMMUNICATIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-33844	33-0947630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6350 Sequence Drive

San Diego, CA 92121

(Address of Principal Executive Offices and Zip Code)

(858) 768-3600

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On February 3, 2015, Entropic Communications, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with MaxLinear, Inc., a Delaware corporation (“MaxLinear”), Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear (“Merger Sub One”), and Excalibur Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of MaxLinear (“Merger Sub Two”).

Merger Agreement

Pursuant to the Merger Agreement, Merger Sub One will be merged with and into the Company and the Company will continue as the surviving corporation and as a wholly-owned subsidiary of MaxLinear (the “First Step Merger”). In connection with the First Step Merger, all of the issued and outstanding shares of Common Stock of the Company, par value $0.001 per share (the “Company Common Stock”), will be cancelled and converted into the right to receive consideration per share consisting of (a) an amount in cash equal to $1.20 (the “Cash Consideration”) plus (b) 0.2200 of a share of MaxLinear’s Class A Common Stock, par value $0.0001 per share (the “Stock Consideration”) plus (c) any cash payable in lieu of fractional shares of MaxLinear’s Class A Common Stock otherwise issuable as Stock Consideration. As soon as practicable following the First Step Merger, MaxLinear will cause the Company to merge with and into Merger Sub Two (taken together with the First Step Merger, the “Merger”), with Merger Sub Two as the surviving entity. The Merger is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Upon consummation of the Merger, the size of the MaxLinear board will be increased by one member to 7 members, and Theodore Tewksbury, Ph.D., a current member of the Company’s board and the current Interim President and Chief Executive Officer of the Company, will be appointed to the MaxLinear board to fill the vacancy created by the increase.

The respective boards of directors of the Company and MaxLinear have each unanimously approved the Merger Agreement, and the board of directors of the Company has agreed to recommend that the Company’s stockholders adopt the Merger Agreement. In addition, the board of directors of MaxLinear has agreed to recommend that MaxLinear’s stockholders approve the issuance of shares of MaxLinear Class A Common Stock in the Merger.

Consummation of the Merger is subject to certain closing conditions, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of certain filings with the Securities and Exchange Commission, approvals by the Company’s stockholders (with holders of no more than 15% of the outstanding shares of common stock of the Company exercising dissenters’ rights) and MaxLinear’s stockholders, and receipt of opinions from legal counsel regarding the intended tax treatment of the Merger. The parties have made certain representations, warranties, and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of reasonable best efforts to cause the conditions to the Merger to be satisfied.

Neither the Company nor MaxLinear is permitted to solicit, initiate, induce or knowingly encourage or knowingly facilitate any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this imitation, prior to a party’s stockholders’ approving the transaction, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under the General Corporation Law of the State of Delaware. Each party may also terminate the Merger Agreement in order to enter into a transaction constituting a superior proposal.

The Merger Agreement contains certain termination rights for both the Company and further provides that, under certain circumstances, either party must pay the other party a termination fee of $11,650,000 or reimburse the other party’s expenses up to $2,500,000 upon termination of the Merger Agreement under specified circumstances set forth in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each of the Company’s stock options to purchase shares of Company Common Stock (each, a “Company Stock Option”) that are outstanding immediately prior to the Effective Time and are held by employees, consultants or directors of the Company (or any of its subsidiaries) as of immediately prior to the Effective Time who will remain or become an employee, consultant or director of MaxLinear or any of its subsidiaries (including the Company or any of its subsidiaries) immediately after the Effective Time (each, a “Continuing Service Provider”), whether or not then vested or exercisable (the “Assumed Options”), shall be assumed by MaxLinear and converted into an option to acquire a number of shares of MaxLinear Class A Common Stock. Each such Assumed Option shall be subject to the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time (including the vesting schedule applicable thereto), except that (a) the number of shares of MaxLinear Class A Common Stock subject to such Assumed Option shall be equal to the product obtained by multiplying (i) the number of shares of Company Common Stock subject to the Company Stock Option as of immediately prior to the Effective Time by (ii) the Option Exchange Ratio (as defined below) (with the resulting number rounded down to the nearest whole share of MaxLinear Class A Common Stock), and (b) the per share exercise price of each Assumed Option shall be equal to the quotient obtained by dividing (i) the per share exercise price at which such Assumed Option was exercisable immediately prior to the Effective Time by (ii) the Option Exchange Ratio (with the resulting price per share rounded up to the nearest whole cent). Each Company Stock Option that is outstanding immediately prior to the Effective Time and is held by a person who is not a Continuing Service Provider shall not be assumed by MaxLinear and shall be cancelled for no consideration and have no further effect following the Effective Time.

Pursuant further to the terms of the Merger Agreement, at the Effective Time, each equity award representing the right to receive in the future shares of Company Common Stock in accordance with a vesting schedule or issuance schedule, and that is not a Company Performance Stock Unit (each, a “Company Restricted Stock Unit”) and each equity award representing the right to receive in the future shares of Company Common Stock in accordance with a performance-based vesting schedule or issuance schedule (each, a “Company Performance Stock Unit”) that is outstanding immediately prior to the Effective Time and is held by a Continuing Service Provider and that is solely subject to time-based vesting, or with respect to Company Performance Stock Units, that convert into awards as of the Effective Time that are solely subject to time-based vesting consistent with the terms of the Merger Agreement, whether or not then vested or exercisable (each, an “Assumed Unit”) shall be assumed by MaxLinear and converted into an award to receive shares of MaxLinear Class A Common Stock subject to the same terms and conditions (including as to vesting and issuance) as were applicable to such Assumed Unit immediately prior to the Effective Time, except that each such Assumed Unit shall be converted into an award to receive that number of shares of MaxLinear Class A Common Stock equal to the product obtained by multiplying (a) the number of shares of Company Common Stock subject to such Assumed Unit immediately prior to the Effective Time by (b) the Option Exchange Ratio, with the resulting number rounded down to the nearest whole share of MaxLinear Class A Common Stock. Each Company Restricted Stock Unit and each Company Performance Stock Unit that is outstanding immediately prior to the Effective Time and is held by a person that is not a Continuing Service Provider shall not be assumed by MaxLinear and shall be cancelled for no consideration and have no further effect following the Effective Time. The number of Company Performance Stock Units that will be considered Assumed Units will be calculated consistent with the terms of the Merger Agreement and all other Company Performance Stock Units shall be cancelled for no consideration and have no further effect following the Effective Time.

For purposes of the above referenced calculations relating to the Assumed Options and Assumed Units, the “Option Exchange Ratio” means the sum of (a) the Stock Consideration plus (b) the quotient obtained by dividing (i) the Cash Consideration, by (ii) the volume weighted average closing price of MaxLinear’s Class A Common Stock as reported on the New York Stock Exchange over the ten (10) consecutive trading days ending on the second (2nd) trading day immediately preceding the closing date of the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to and solely for the benefit of each other. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that the Company delivered to MaxLinear in connection with signing the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain directors, executive officers (and their affiliated entities) of MaxLinear, in their respective capacities as stockholders of MaxLinear, have entered into voting agreements with the Company (the “MaxLinear Voting Agreements”), pursuant to which such stockholders have agreed, among other things, to vote their respective shares of MaxLinear Class A Common Stock and MaxLinear Class B Common Stock in favor of the approval of the issuance of shares of MaxLinear Class A Common Stock pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage adversely affect or inhibit the consummation of, the transactions contemplated by the Merger Agreement

The stockholders signing the MaxLinear Voting Agreements currently own an aggregate of approximately 14% of the outstanding MaxLinear Class A Common Stock and MaxLinear Class B Common Stock calculated in the aggregate. The foregoing description of the MaxLinear Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the MaxLinear Voting Agreement, which is filed herewith as Exhibit 2.2 and is incorporated by reference herein.

In connection with the execution and delivery of the Merger Agreement, certain directors and executive officers of the Company, in their respective capacities as stockholders of the Company, have entered into voting agreements with MaxLinear (the “Company Voting Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of common stock of the Company for the approval and adoption of the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the consummation of, the transactions contemplated by the Merger Agreement.

The stockholders signing the Company Voting Agreements currently own an aggregate of approximately 0.68% of the outstanding common stock of the Company. The foregoing description of the Company Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Company Voting Agreement, which is filed herewith as Exhibit 2.3 and is incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Current Report on Form 8-K that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of the Company and MaxLinear. There can be no assurances that the Merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and MaxLinear generally, including those set forth in the filings of the Company and MaxLinear with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. The Company and MaxLinear undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Where You Can Find Additional Information

In connection with the Company’s pending acquisition by MaxLinear, MaxLinear will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of the Company and MaxLinear and other documents concerning the proposed Merger with the Securities and Exchange Commission (the “SEC”). THE COMPANY URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MAXLINEAR AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by the Company and MaxLinear with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and the Company’s other SEC filings are also available on the Company’s website at http://www.entropic.com/.

The Company, MaxLinear and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed Merger. Information regarding the Company’s officers and directors is included in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2014 with respect to its 2014 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to the Company’s Investors page on its corporate website at http://www.entropic.com/. Information regarding MaxLinear’s officers and directors is included in MaxLinear’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2014 with respect to its 2014 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to MaxLinear’s Investors page on its corporate website at www.MaxLinear.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of the Company’s stockholders or MaxLinear’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among Entropic Communications, Inc., MaxLinear, Inc., Excalibur Acquisition Corporation and Excalibur Subsidiary, LLC *

2.2	Form of MaxLinear Voting Agreement

2.3	Form of Company Voting Agreement

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

ENTROPIC COMMUNICATIONS, INC.

Dated: February 5, 2015	By:	/s/ Lance Bridges
Lance Bridges
Senior Vice President and General Counsel